                                  SCHEDULE 14A
                                 (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES

                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


Filed by the Registrant

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
[ ]  Confidential, for the Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                         True North Communications Inc.

--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                 Publicis S.A.

                             Publicis Communication
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------
     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

                   PRELIMINARY COPY -- SUBJECT TO COMPLETION,

                            DATED DECEMBER 16, 1997


              SOLICITATION OF REVOCATIONS AND CONDITIONAL PROXIES
                             IN CONNECTION WITH THE

                        SPECIAL MEETING OF STOCKHOLDERS

                                       OF
                         TRUE NORTH COMMUNICATIONS INC.

                            ------------------------

                             SOLICITATION STATEMENT
                                       OF
                             PUBLICIS COMMUNICATION

                            ------------------------


     This Solicitation Statement and the GOLD Special Meeting revocation and conditional proxy card are furnished by Publicis Communication, a French societe anonyme, to shareholders of True North Communications Inc., a Delaware corporation ("True North" or the "Company"), in connection with Publicis' opposition to the solicitation of proxies by the Board of Directors of True North (the "True North Board") to be used at the special meeting of stockholders of True North (the "Shareholders") to be held on December 30, 1997 at the time and place indicated in the Joint Proxy Statement/Prospectus of True North and Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"), dated November 26, 1997 (together with the Supplements thereto, dated December 1 and December 10, 1997, the "True North Proxy"), and any adjournments or postponements thereof (the "Special Meeting") called by the True North Board in connection with the proposed merger (the "Bozell Merger") between True North and Bozell. When used in this Solicitation Statement, unless the context otherwise requires, the term "Publicis" shall mean the group of companies of which Publicis S.A. is the parent company, including Publicis Communication, a societe anonyme organized under the laws of France ("Publicis Communication"), and Publicis Worldwide B.V., a company organized and existing under the laws of the Netherlands ("Publicis Worldwide").



     Publicis now solicits your revocation and conditional proxy in opposition to the Bozell Merger, and in opposition to the following related proposals: (i) the issuance of shares of True North common stock, par value $0.33 1/3 per share (the "Shares"), in connection with the Bozell Merger (the "Share Issuance"),
(ii) the amendment of the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized Shares from 50,000,000 to 90,000,000 (the "Charter Amendment"), (iii) the election of additional directors to the True North Board effective upon the consummation of the Bozell Merger (the "Election of Directors"), and (iv) an amendment to the Company's stock option plan to increase the number of Shares available for issuance thereunder from 8,021,320 to 13,021,320 (the "Option Plan Amendment" and together with the Share Issuance, the Charter Amendment and the Election of Directors, the "Related Merger Proposals"). This Solicitation Statement is first being sent to Shareholders on or about December 16, 1997. The solicitation is being made by Publicis Communication and Publicis S.A. The principal executive offices of True North are at 101 East Erie Street, Chicago, Illinois 60611.


     True North's By-laws provide that a quorum for the Special Meeting will exist only if the holders of a majority of all the outstanding Shares are present in person or by proxy. If a quorum is not present at the Special Meeting, no business can be transacted at the Special Meeting other than an adjournment of the Special Meeting. Publicis believes that depriving True North of a quorum at the Special Meeting is the most effective means of defeating the Bozell Merger and the Related Merger Proposals.

     To ensure that a quorum is not constituted at the Special Meeting, Publicis is soliciting revocations and conditional proxies. Publicis will not vote the Shares represented by the conditional proxies set forth in the GOLD revocation and conditional proxy cards, including the Publicis Shares, unless True North claims, or Publicis believes, that there is a quorum present at the Special Meeting. If True North does claim, or Publicis believes, that a quorum is present at the Special Meeting, the proxy holders appointed on the GOLD revocation and conditional proxy cards intend to vote the Shares represented thereby, including the Publicis Shares, as indicated therein. If Publicis disagrees with True North's claim that a quorum is present at the Special Meeting (prior to the attendance at the Special Meeting of the proxy holders appointed by the conditional proxies), Publicis reserves the right to dispute such claim after its conditional proxies are voted under protest notwithstanding such claim.

THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH U.S. SECURITIES LAWS, DO NOT INCLUDE A REVOCATION AND CONDITIONAL PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR GOLD REVOCATION AND CONDITIONAL PROXY CARD WHICH YOU CAN USE TO VOTE YOUR SHARES.

                                  INTRODUCTION


     On December 16, 1997, Publicis commenced a tender offer to purchase 9,619,904 Shares or such greater number of Shares which, when added to Shares beneficially owned by Publicis and its affiliates, constitutes a majority of the total number of Shares outstanding on a fully diluted basis (assuming the exercise or conversion, as applicable, of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue) as of the Expiration Date (as defined below), and unless and until Publicis declares that the Rights Condition (as defined below) has been satisfied, the Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") associated therewith issued pursuant to the Rights Agreement, dated as of November 16, 1988, between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement"), at a price of $28 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions that are set forth in an Offer to Purchase (the "Offer to Purchase") and in a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively will constitute the "Offer"). See "BACKGROUND AND RECENT EVENTS." At any time and from time to time, the period of time during which the Offer is open may be extended for any reason, and because the timing of the Offer and the Proposed Publicis Combination (as defined below) are dependent on a variety of factors, it is likely that the Offer could be extended beyond the original expiration date. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on or about January 15, 1998 (the "Expiration Date").


     The purpose of the Offer is to acquire a majority of the total number of Shares outstanding on a fully diluted basis as the first step in consummating the Proposed Publicis Combination. Publicis intends, as soon as practicable following consummation of the Offer, to effect the Proposed Publicis Combination. The purpose of the Proposed Publicis Combination is to contribute to True North all of the advertising-related businesses owned directly and indirectly by Publicis to create a unified company run by one successful management team comprised of the most talented executives of Publicis and True North.


     In order to effect the Proposed Publicis Combination, Publicis is seeking to negotiate a business combination with True North pursuant to which, as soon as practicable following consummation of the Offer, each of Publicis Communication and Publicis Worldwide would be merged with and into True North with True North being the surviving corporation (the "Proposed Publicis Combination"). Publicis Communication and Publicis Worldwide own all of Publicis' global advertising-related businesses. The outstanding capital stock of Publicis Communication is owned 73.5% by Publicis and 26.5% by True North, and the outstanding capital stock of Publicis Worldwide is owned 100% by Publicis. Publicis intends that in the Proposed Publicis Combination, (i) each Share that is issued and outstanding immediately prior to the effective time of the Proposed Publicis Combination would remain outstanding (other than the 4,658,000 Shares owned by Publicis Communication, which would become treasury shares of True North and cease to be outstanding) and (ii) the issued and outstanding shares of capital stock of Publicis Communication and Publicis Worldwide (other than the shares of capital stock of Publicis Communication held by True North, which shares shall be canceled by operation of the merger) would be converted into an estimated 26,587,937 Shares. Following the consummation of the transactions contemplated by the Offer and the Proposed Publicis Combination, Publicis estimates that it would own approximately 71.8% of the outstanding Shares on a fully diluted basis, with the remaining 28.2% of the Shares being owned by the other stockholders of the Company immediately prior to the effective time of the Proposed Publicis Combination. Following the consummation of the transactions contemplated by the Offer and the Proposed Publicis Combination, Publicis expects that the Shares would continue to be listed on the New York Stock Exchange, Inc. The exchange ratio for the Shares to be issued to Publicis in the Proposed Publicis Combination has been set with the intention of yielding a post-merger common equity valuation of the Company of $28 per Share.



     The strategic purpose of the Proposed Publicis Combination is to consolidate True North's and Publicis' worldwide advertising agency networks within one corporate structure under the general control of one management. The Offer is contingent upon, among other things, an agreement being entered into between True North and Publicis that would provide for the Proposed Publicis Combination.

     Publicis is committed to giving all the Shareholders the opportunity to receive the consideration for their Shares contemplated by the Offer and the Proposed Publicis Combination. Publicis believes that the Offer and the Proposed Publicis Combination represent excellent value for True North's Shareholders. As True North's largest Shareholder, Publicis is committed to maximizing the value of all Shareholders' investment in the Company. Therefore, even if the Offer and the Proposed Publicis Combination cannot be consummated because the True North Board refuses to meet or negotiate with Publicis, Publicis intends to demand that the True North Board solicit competing proposals to acquire True North. Publicis currently intends (if the Offer and the Proposed Publicis Combination are not consummated) to participate in such an auction for True North by making an offer for the Company at least equal in value to that contemplated by the Offer and the Proposed Publicis Combination. Additionally, if another bidder in such an auction makes an offer for True North with superior terms to those of Publicis' final offer for the Company, Publicis intends to support such an offer.


     In the event that the True North Board refuses to pursue such an auction, Publicis may solicit proxies in opposition to the True North Board at the annual meeting of stockholders of True North, to be held in 1998.


     THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS BEING MADE BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.


IN ORDER TO FACILITATE THE OFFER AND THE PROPOSED PUBLICIS COMBINATION OR, IN THE ALTERNATIVE, THE SALE OF THE COMPANY TO THE HIGHEST BIDDER, PUBLICIS IS SOLICITING REVOCATIONS AND CONDITIONAL PROXIES IN OPPOSITION TO THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS. PUBLICIS URGES THAT YOU NOT SIGN ANY PROXY CARD SENT TO YOU BY TRUE NORTH. WHETHER OR NOT YOU HAVE PREVIOUSLY SIGNED A PROXY CARD SENT TO YOU BY TRUE NORTH, PUBLICIS URGES YOU TO SIGN, DATE AND RETURN THE GOLD REVOCATION AND CONDITIONAL PROXY CARD AS SOON AS POSSIBLE.
                            ------------------------

                                   IMPORTANT

     THERE CAN BE NO ASSURANCE THAT THE SUCCESSFUL OPPOSITION TO THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS WILL LEAD TO THE CONSUMMATION OF THE OFFER AND THE PROPOSED PUBLICIS COMBINATION. SEE "THE OFFER AND THE PROPOSED PUBLICIS COMBINATION."

     IMPORTANT NOTE: If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can exercise voting rights with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to sign, date and mail the GOLD revocation and conditional proxy card representing your Shares. Publicis urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Publicis in care of MacKenzie Partners, Inc. ("MacKenzie") who is assisting in this solicitation, at the address set forth on the back cover of this Solicitation Statement, so that Publicis will be aware of all instructions and can attempt to ensure that such instructions are followed.
                            ------------------------

                          REASONS FOR THE SOLICITATION


     On July 31, 1997, True North announced that True North and Cherokee Acquisition Corporation, a wholly owned subsidiary of True North, had entered into an Agreement and Plan of Merger, dated July 30, 1997 (the "Bozell Merger Agreement"), with Bozell under which True North has proposed to acquire Bozell in exchange for the issuance to Bozell shareholders of 18,627,141 Shares. Publicis, by far the largest Shareholder of True North holding approximately 18.4% of the Shares, opposes the Bozell Merger.


     On November 10, 1997, Publicis proposed a business combination between Publicis and True North under which each Share would be valued at $28 and which Publicis believed would result in significantly increased Shareholder value. That proposal was summarily rejected by the True North Board, which refused to meet with Publicis or to seriously consider Publicis' proposed alternative to the Bozell Merger. As a result of the True North Board's refusal to negotiate, Publicis has commenced the Offer and put forth the Proposed Publicis Combination.



     THE PURPOSE OF THIS SOLICITATION IS TO STOP THE BOZELL MERGER AND TO FACILITATE THE OFFER AND THE PROPOSED PUBLICIS COMBINATION OR, IN THE ALTERNATIVE, THE SALE OF THE COMPANY TO THE HIGHEST BIDDER. PUBLICIS IS SOLICITING REVOCATIONS AND CONDITIONAL PROXIES IN OPPOSITION TO THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS AND URGES ALL SHAREHOLDERS TO OPPOSE THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS. THE TERMINATION OF THE BOZELL MERGER AGREEMENT IS A CONDITION TO THE CONSUMMATION OF THE OFFER, AND COMPLETION OF THE BOZELL MERGER WOULD RESULT IN PUBLICIS WITHDRAWING THE OFFER AND THE PROPOSED PUBLICIS COMBINATION.



     In his November 26, 1997, letter to Shareholders, Bruce Mason, Chairman of the Board and Chief Executive Officer of True North, states that acquiring a "global agency brand network" to allow True North to "better compete for worldwide accounts of global advertising clients" has been a "long-stated objective" of True North. Bozell's business, however, is more heavily domestic than True North's. During the twelve months ended September 30, 1997, 73.8% of True North's revenues were generated from domestic operations. During that same period, 81.7% of Bozell's revenues were generated from domestic operations. Therefore, the combined True North/Bozell would be weighted even more toward domestic operations than True North is without Bozell. The Bozell Merger fails to address this lack of international presence, and instead devotes additional resources to expanding its already significant presence in the domestic market. In addition, the True North Proxy states that True North expects to take a charge against earnings for the Bozell Merger of between $80 and $120 million on a pre-tax basis, causing the Company effectively to pay even more for Bozell.



     As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on the United States and, as a result, Publicis believes that True North has placed itself at a significant competitive disadvantage to its global competitors. The Offer and the Proposed Publicis Combination directly address True North's lack of international presence by providing access to the type of integrated global network that today's international advertisers demand.



     Publicis believes that the combined Publicis/True North entity would be a creative, powerful presence in most of the world's significant markets. Publicis believes that the resulting international network would be a market leader in both the United States and Europe with tremendous opportunities for growth around the world and that the strategic benefits of the Proposed Publicis Combination will maximize Shareholder value.



     Although Publicis recognizes that it has had disagreements in the past with True North, Publicis believes those disagreements have been limited to disagreements with senior management at the holding company level concerning corporate policy. Publicis believes that its relations with operational and creative personnel at Foote, Cone & Belding, True North's principal operating unit, have always been excellent. Publicis believes that the mutual interests of both companies' stockholders now require that the differences of senior management be set aside and that the parties work together to maximize stockholder value. The Proposed Publicis Combination contemplates the consolidation of True North and Publicis under one management. In this way, the combined entity will have the tremendous advantage of a strong U.S. and international network, as today's market requires. This structure avoids, however, the difficulties inherent in the joint venture, formed by True North and Publicis in 1989, in which the two companies combined certain of their European operations, which did not achieve its potential because it lacked a clear chain of command and a fully integrated structure.


     Successful opposition to the Bozell Merger and the Related Merger Proposals will not assure the consummation of the Offer and the Proposed Publicis Combination. See "THE OFFER AND THE PROPOSED PUBLICIS COMBINATION" for a discussion of the conditions to the Offer and the Proposed Publicis Combination.

                      REASONS TO OPPOSE THE BOZELL MERGER
                        AND THE RELATED MERGER PROPOSALS


     Publicis believes that together the Offer and the Proposed Publicis Combination will maximize Shareholder value. The $28 per share to be paid by Publicis in the Offer represents a 20% premium over the public market price of the Shares on the day prior to Publicis' announcement of its November 10, 1997 proposal to True North. In addition, the exchange ratio for the Shares to be issued to Publicis in the Proposed Publicis Combination has been set with the intention of yielding a post-merger common equity valuation of the Company of $28 per Share. In the Bozell Merger Agreement, the Company has agreed to pay Bozell a breakup fee of $15 million. If the Bozell Merger Agreement is rejected by the Shareholders, the Bozell Merger Agreement may require the payment of the breakup fee by the Company. Publicis' post-combination valuation assumes payment of the breakup fee.



     By opposing the Bozell Merger and the Related Merger Proposals, Shareholders can demonstrate their support for the Offer and the Proposed Publicis Combination, or, in the alternative, the sale of the Company to the highest bidder. Publicis believes that Shareholders should have the right to decide for themselves which transaction best serves their interests.



OBSTACLES TO THE OFFER



     There are a number of obstacles to consummation of the Offer, including the Rights Agreement and certain provisions of Delaware law restricting business combinations not approved by the True North Board. In addition, termination of the Bozell Merger Agreement is a condition to the consummation of the Offer. There can be no assurance that the rejection of the Bozell Merger will necessarily lead to the consummation of the Offer and the Proposed Publicis Combination. See "THE OFFER AND THE PROPOSED PUBLICIS COMBINATION."



RIGHTS AGREEMENT


     Pursuant to the Rights Agreement, each holder of an outstanding Share has received one Right entitling the holder thereof to purchase from the Company, at a price of $42.50, subject to adjustment (the "True North Purchase Price"), one two-thousandth of a share of True North Series A Junior Participating Preferred Stock ("True North Series A Preferred Stock").

     Until the earlier to occur of (i) 10 business days after the first public announcement that a person or group (other than a True North related entity and except for Publicis or any affiliate of Publicis unless Publicis shall become the beneficial owner of 25% (the "Publicis Threshold") or more of the outstanding Shares) has become the beneficial owner of 20% or more of the outstanding Shares (an "Acquiring Person") or (ii) 10 business days (unless extended by the True North Board in accordance with the Rights Agreement) after the commencement of, or the first public announcement of the intention to make, a tender or exchange offer the consummation of which would result in any person or group (other than a True North related entity) becoming the beneficial owner of 30% or more of the outstanding Shares (the earlier of the dates specified in clause (i) and (ii) being the "Distribution Date"), the Rights will be evidenced by certificates representing the Shares, will be transferable only with the Shares and will not be exercisable. Pursuant to its Agreement with Publicis, True North may not lower the Publicis Threshold to below 22%. After the Distribution Date, the Rights become exercisable, and separate certificates evidencing the Rights will be mailed to the registered holders of outstanding Shares. Such separate certificates will thereafter constitute the sole evidence of the Rights.

     After the Rights become exercisable, in the event that any person or group (other than a True North related entity) becomes the beneficial owner of 30% or more of the outstanding Shares (unless such person or group becomes the owner of 85% or more of the outstanding Shares through a cash tender offer for all of the outstanding Shares), or in the event that True North is the surviving corporation in a merger with an Acquiring Person or affiliate or associate thereof and the Shares are not changed or exchanged, or in the event that the Acquiring Person engages in certain self-dealing transactions specified in the Rights Agreement, proper provision will be made so that each registered holder of a Right will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current True North Purchase Price multiplied by the number of one two-thousandths of a share of True North Series A Preferred Stock for which a Right is then exercisable, the number of Shares having a market value of two times such price. After the occurrence of the event described in the preceding sentence, all Rights which are, or under circumstances specified in the Rights Agreement were, beneficially owned by such person or group will be void. In addition, after the Rights become exercisable, if True North is acquired in a merger or other business combination or if 50% or more of True North's assets or earning power are sold or transferred, proper provision will be made so that each registered holder of a Right (except Rights which have become void) will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current True North Purchase Price multiplied by the number of one two-thousandths of a share of True North Series A Preferred Stock for which a Right is then exercisable, the number of common shares of the acquiring company which at the time of such transaction will have a market value of two times such price.


     Publicis believes that, pursuant to the Rights Agreement, unless extended by the True North Board in accordance with the Rights Agreement, the Distribution Date will occur on December 18, 1997 as a result of Publicis' public announcement on December 4, 1997 of its intention to commence a tender offer for 9,619,904 Shares (the "Initial Offer") which was later withdrawn because of the Preliminary Injunction Order of the United States District Court for the Northern District of Illinois (the "District Court"). See "BACKGROUND AND RECENT EVENTS."


     As a condition to the consummation of the Offer, Publicis must be satisfied in its sole discretion that the Rights Condition has been satisfied. See, "THE OFFER AND THE PROPOSED PUBLICIS COMBINATION."

               PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, the Shareholders will be asked to vote on the Bozell Merger and adoption of the Bozell Merger Agreement and the Related Merger
Proposals: the Share Issuance, the Charter Amendment, the Election of Directors and the Option Plan Amendment. Publicis urges you to oppose the Bozell Merger and the Related Merger Proposals. According to the True North Proxy, approval of each of the Bozell Merger, the Bozell Merger Agreement and the Charter Amendment will require the affirmative vote of a majority of the outstanding Shares entitled to vote thereon. Approval of each of the Share Issuance and the Stock Option Plan Amendment will require the affirmative vote of a majority of the votes cast on such proposal provided that the total number of votes cast on the applicable proposal represents more than 50% of the outstanding shares of True North common stock entitled to vote thereon at the Special Meeting. Directors are elected by a plurality of votes cast. Abstentions and Broker non-votes will count as votes against the approval of the Bozell Merger and the adoption of the Bozell Merger Agreement and the Charter Amendment. Abstentions and broker non-votes will have no effect on the outcome of the vote on Share Issuance and the Stock Option Plan Amendment.

     True North's By-laws provide that a quorum for the Special Meeting will exist only if the holders of a majority of all the outstanding Shares are present in person or by proxy. If a quorum is not present at the Special Meeting, no business can be transacted at the Special Meeting other than an adjournment of the Special Meeting. Publicis believes that depriving True North of a quorum at the Special Meeting is the most effective means of defeating the Bozell Merger and the Related Merger Proposals.

     To prevent a quorum from being constituted at the Special Meeting, Publicis is soliciting revocations and conditional proxies. Publicis will not vote the Shares represented by the conditional proxies set forth in the GOLD revocation and conditional proxy cards, including the Publicis Shares, unless True North claims, or Publicis believes, that there is a quorum present at the Special Meeting. If True North does claim, or Publicis believes, that a quorum is present at the Special Meeting, the proxy holders appointed on the GOLD revocation and conditional proxy cards intend to vote the Shares represented thereby, including the Publicis Shares, as indicated therein. If Publicis disagrees with True North's claim that a quorum is present at the Special Meeting (prior to the attendance at the Special Meeting of the proxy holders appointed by conditional proxies), Publicis reserves the right to dispute such claim after its conditional proxies are voted under protest notwithstanding such claim.



     TO ASSURE THAT THE SHAREHOLDERS HAVE THE OPPORTUNITY TO CHOOSE PUBLICIS' TRANSACTION, OR, IN THE ALTERNATIVE, THE SALE OF THE COMPANY TO THE HIGHEST BIDDER, PUBLICIS NOW SOLICITS YOUR REVOCATIONS AND CONDITIONAL PROXIES IN OPPOSITION TO THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS. If the Bozell Merger is approved at the Special Meeting, the Shareholders will be denied the opportunity presented by the Offer and the Proposed Publicis Combination because completion of the Bozell Merger would result in Publicis withdrawing the Offer and the Proposed Publicis Combination. In order to preserve the opportunity of realizing the benefits of combining Publicis' advertising businesses with those of True North or, in the alternative, a sale of the Company to the highest bidder and to maximize the short- and long-term value of your investment in True North, you are urged to oppose the Bozell Merger and the Related Merger Proposals.



     The True North Proxy contains certain factual information about True North and Bozell, the Bozell Merger and the Related Merger Proposals. The Shareholders are urged to read carefully the True North Proxy. The information concerning the Bozell Merger and the Related Merger Proposals contained herein has been taken from or based upon the True North Proxy and other publicly available documents on file with the Securities and Exchange Commission (the "Commission") and other publicly available information. Although Publicis has no knowledge that would indicate that statements regarding the Bozell Merger and the Related Merger Proposals contained in this Solicitation Statement in reliance on such publicly available information are inaccurate or incomplete, Publicis has not had access to the books and records of True North, has not been involved in the preparation of such publicly available information and is not in a position to verify any such information.


                             PUBLICIS URGES YOU TO
                          OPPOSE THE BOZELL MERGER AND
                          THE RELATED MERGER PROPOSALS


     PLEASE SUPPORT PUBLICIS' EFFORTS TO PRESERVE THE OPPORTUNITY FOR TRUE NORTH SHAREHOLDERS TO REALIZE THE BENEFITS OF PUBLICIS' PROPOSAL OR TO OTHERWISE MAXIMIZE SHAREHOLDER VALUE THROUGH THE SALE OF THE COMPANY TO THE HIGHEST BIDDER. YOU ARE URGED TO OPPOSE THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS BY PROMPTLY SIGNING, DATING AND MAILING THE GOLD REVOCATION AND CONDITIONAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.


     ONLY YOUR LATEST-DATED PROXY OR REVOCATION AND CONDITIONAL PROXY WILL COUNT AT THE SPECIAL MEETING, THEREFORE, DO NOT SIGN ANY PROXY THAT TRUE NORTH MANAGEMENT MAY DELIVER TO YOU. IF YOU HAVE ALREADY SENT A PROXY TO THE TRUE NORTH BOARD, YOU MAY REVOKE THAT PROXY AND OPPOSE THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS BY SIGNING, DATING AND MAILING THE GOLD REVOCATION AND CONDITIONAL PROXY CARD.

     YOUR VOTE IS IMPORTANT NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

     If you have any questions concerning this Solicitation Statement or need assistance in voting your Shares feel free to call our proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885.

                          BACKGROUND AND RECENT EVENTS


     In 1989, Publicis and True North formed a joint venture in which the two companies combined certain of their European operations. As part of the formation of the joint venture, the parties also became shareholders of one another. Publicis Communication became a 20% stockholder of True North, and True North became a 26% stockholder of Publicis Communication.


     In the years following the formation of the Publicis/True North joint venture, the parties had significant disagreements concerning the nature and scope of their joint efforts. During the period of September 1994 through May 1997, True North and Publicis were involved in international arbitration proceedings concerning their European joint venture. The parties alleged that each had breached certain provisions of their agreements, and, in February 1995, Publicis rescinded the master agreement governing the parties' arrangements.


     Throughout the period of their dispute, directors and senior management of both Publicis and True North met to discuss various aspects of the parties' disagreements, and, in November 1995, Maurice Levy, the Chief Executive Officer of Publicis, presented to the True North Board a proposal to merge the two companies' advertising businesses. No substantive merger discussions between the parties followed that presentation.



     During 1996, Publicis and True North at various times held discussions and exchanged correspondence concerning the parties' joint venture and the possibility of unwinding the parties' cross-stockholdings or merging the two companies.



     In February 1997, True North and Publicis announced the settlement of their disputes and executed a binding Memorandum of Agreement which provided for the dissolution of the joint venture, the transfer of certain agencies to each of the parties and the cross-stockholdings which exist as of the date of this Solicitation Statement. The Memorandum of Agreement contemplated the negotiation and signing of definitive agreements, which were executed on May 19, 1997. Those agreements are referred to herein as the "May 1997 Agreements" and are described herein under the caption "CERTAIN CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE COMPANY TO WHICH PUBLICIS IS AND HAS BEEN A PARTY WITHIN THE PAST YEAR." After consummation of the transactions contemplated by the May 1997 Agreements, Publicis Communication remained an 18.5% owner of True North and True North became a 26.5% owner of Publicis Communication.


     On July 31, 1997, True North announced the Bozell Merger. True North's largest stockholder, Publicis, was not consulted with respect to the Bozell Merger, and, since the July announcement, neither Publicis nor the other stockholders of True North had been provided with detailed information with respect to the Bozell Merger until the dissemination of the True North Proxy on December 1, 1997.

     On November 10, 1997, Publicis sent the following letter to the True North
Board:

     Board of Directors

     True North Communications
     101 East Erie Street
     Chicago, IL 60611
     USA

     Members of the Board:

          Publicis was disappointed in August when we learned of True North's agreement to merge with Bozell. Publicis believes that True North's transaction with Bozell is contrary to the best interests of True North's stockholders, of which Publicis is by far the largest with 18.5% of True North's common stock. The acquisition does not solve True North's fundamental strategic weakness, which has been its failure to establish a global presence. Bozell is primarily a U.S.-based business with a weak international presence, and Publicis believes that its acquisition by True North will compound, rather than solve, True North's strategic weaknesses. As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on its U.S. business and as a result, we believe that True North now finds itself at a significant competitive disadvantage. In short, True North's proposed acquisition of Bozell does nothing to solve these problems, and we believe (based on the limited information that has been made available to date) that the price to be paid for

     Bozell significantly exceeds the value of Bozell's business. For these reasons, Publicis intends to oppose and vote against the merger of Bozell and True North.

          As many of you know, Publicis has for some time believed that a combination of Publicis Communication's businesses with those of True North would create a powerful global presence with tremendous opportunities for growth. In November 1995, I made a presentation to the Board of True North in which the significant benefits of combining our two networks were clearly outlined. We at Publicis continue to believe that a merger between Publicis Communication and True North is in the best interests of both True North's and Publicis' stockholders and their respective clients and employees.

          Merging our two companies' networks would create a combined entity with a very strong and creative presence in most of the world's significant markets, enabling us to deliver a complete range of services to global clients. Combining Publicis Communication and True North solves True North's fundamental strategic weakness by adding a strong international network which is a market leader in Europe. Although our two companies have had disagreements in the past, the mutual interests of our respective stockholders require us to put those differences aside and to work together to maximize the values that can be achieved by combining True North's and Publicis Communication's businesses.

          After considering our options and reviewing the information that is available to us, we have concluded that the strategic advantages of a Publicis Communication/True North combination are too compelling for Publicis to ignore. Accordingly, I am writing to inform you that Publicis is prepared to propose a business combination between Publicis Communication and True North in which each outstanding share of True North would be valued at US$28. Publicis is prepared to discuss with True North and its representatives the details of our proposal, including the cash and stock components of our US$28 valuation. We are ready to meet with the Board and its advisors to present our plans and to discuss transaction structures which maximize value for both True North's and Publicis' stockholders.

          As I have repeatedly indicated to this Board and to senior management of True North, a combination of Publicis Communication and True North would be a strategically perfect fit. The two companies would represent a worldwide structure, better able to serve current clients and ideally positioned to offer the full range of services that today's global marketers expect. Publicis is prepared to discuss with you as soon as possible business combination transactions which would, we believe, create significantly greater short- and long-term value for True North's stockholders than your current merger with Bozell. We are prepared to leave our past disagreements behind us in order to pursue this opportunity, and we urge you to do the same for the benefit of the stockholders of both of our companies.

          We hope that you will view our proposal as we do -- a unique opportunity for the stockholders of True North to maximize the value of their shares. The strategic benefits of the combination are undeniable and, we believe, far superior to the Bozell transaction which ignores the strategic imperatives of our respective businesses. We would be willing to meet with you and your advisors at your earliest convenience to discuss our proposal and to answer any questions you may have. Our preferred course would be to negotiate a transaction that can be presented to our respective stockholders and clients as the amicable and joint effort of Publicis, True North and each of the companies' Boards of Directors and senior management.

          I hope that each of you will give our proposal serious consideration, and I look forward to your reply. We stand ready to meet with the Board to present our plans.

     Very truly yours,

     Maurice Levy

     Publicis' proposal contemplates the consolidation of True North and Publicis under one management composed of the most talented executives of Publicis and True North with a powerful international presence. See "INTRODUCTION" and "THE OFFER AND THE PROPOSED PUBLICIS COMBINATION." In this way, the combined entity will have the tremendous advantage of a strong U.S. and international network, as today's market requires. This structure avoids, however, the difficulties inherent in the joint venture, which did not achieve its potential because it lacked a clear chain of command and a fully integrated structure.



     The Company did not disclose Publicis' letter or the prior Publicis overture to merge to the public. Instead, the Company--perhaps recognizing that Publicis' opposition and counter-offer would seriously threaten the Bozell Merger--hastily set a record date for the Special Meeting (the date used to determine who is entitled to vote at the Special Meeting) without giving adequate prior notice to the Shareholders. Without revealing to the New York Stock Exchange or to the public the highly material information that it had received from Publicis, the Company set a record date of Tuesday, November 18, 1997. Because trades of securities take three business days to settle, Publicis believes that every Shareholder who purchased Shares after Thursday, November 13, 1997--including persons who purchased at the higher prices that prevailed after the public announcement of Publicis' opposition and counter-proposal--has been disenfranchised.


     The True North Board met on November 12, 1997 at a regularly scheduled meeting. The True North Board did not, however, respond to the Publicis letter and, instead, remained silent. After a week without any response to its offer, on November 17, 1997, Publicis publicly released the text of its November 10, 1997 letter.


     Also on November 17, 1997, True North filed a complaint in the Delaware Court of Chancery against Publicis Communication and Publicis S.A. and issued the following press release:


                        True North Files for Injunction

     Chicago, IL -- True North Communications Inc. (TNO) disclosed that it filed, in Delaware Chancery Court, a request for a preliminary injunction against Publicis Communication to provide customary historical financial documentation it is contractually obligated to give to True North under the terms of the settlement agreement, dated May 19, 1997, that dissolved the alliance between True North and Publicis.

     This financial documentation will be part of the historical information supplied to the SEC in regard to True North's intended acquisition of Bozell, Jacobs, Kenyon & Eckhardt. In the May 19, 1997 settlement agreement Publicis and True North contractually committed to cooperate with each other in such transactions.

     By its lawsuit, True North sought to enjoin Publicis to instruct its accountants, Mazars & Guerard, to deliver to True North all the documents, comments and information requested by True North in order to obtain the Commission's approval of the True North Proxy. Publicis disputed both the underlying factual allegations of the lawsuit as well as True North's claim to relief. Nonetheless, in order to defuse any miscommunication, shortly after receiving True North's papers containing this request, Publicis expedited the process of providing certain routine accounting information to True North.

     During the course of the day on November 17, 1997 and in response to the Publicis announcement of its November 10, 1997 letter, the trading price of the Shares on the New York Stock Exchange rose to $26 (from $23 3/8 at the close of trading on November 16, 1997). After the close of trading on November 17, 1997, True North issued the following response to Publicis' November 10, 1997 merger proposal:


     Mr. Maurice Levy
     Publicis
     133 Champs-Elysees
     75008 Paris
     France

     Dear Maurice:

          The Board of Directors of True North considered your unsolicited letter dated November 10, 1997 at our regularly scheduled board meeting held on November 12. Your letter was discussed at length and the Board had the benefit of counsel from its legal and financial advisors -- Sidley & Austin and Morgan Stanley. We have been asked by the Board to respond to your letter.

          The Board unanimously (with Ali Wambold, your Publicis designee, recusing himself and Mike Murphy absent due to illness) resolved to decline your invitation to meet to discuss the transaction which you are prepared to propose. Among other things:

           - The Board reaffirmed its desire to pursue the pending merger transaction with BJK&E (Bozell) because we feel it is in the best interests of our shareholders.

           - As best as the Board can understand the financial terms of your letter, they are not materially different from other strategic alternatives which the Board has explicitly considered and turned down in the past.

           - The Board believes it is unrealistic to ignore a decade of difficulties between our two companies, which (if they were to persist) would directly and adversely affect the value of any combination you propose, and further believes any such combination could cause significant fallout of key clients and key employees.

           - The Board concluded after being advised by counsel that your letter does not provide a basis which would allow us, in keeping with our contractual obligations to Bozell, to engage in discussions.

           - The Board has been advised that your letter stating that you are prepared to make a proposal would require significant discussion and time to define and execute, thereby significantly jeopardizing our timetable for other considerations.

          The Board remains committed to the Bozell deal and must point out that our progress in moving toward closing it is being delayed by lack of responsiveness from Publicis in providing the information it is contractually required to provide for our SEC filing. While Publicis is obviously free to vote in any manner it chooses, we urge that it carefully, fully and promptly comply with its obligations under the May 19, 1997 Agreement wherein it promised to take reasonably requested action in support of a True North acquisition. We believe that, when Publicis reviews the information contained in the proxy statement, it will ultimately conclude that the True North/Bozell transaction will benefit the existing stockholders.

     Very truly yours,

     Bruce Mason
     Rick Braddock

     On November 18, 1997, Publicis issued the following press release:

          Publicis Responds to True North's Rejection of Its Proposal

          Paris, November 18, 1997--Publicis S.A. announced today that it was disappointed by the response it had received from the Board of Directors of True North Communications Inc. to Publicis' letter of November 10.

          Publicis continues to believe that its proposal for a business combination with True North, which would value each True North share at US$28, is financially and strategically superior to the pending Bozell transaction. Publicis reiterated its opposition to the Bozell merger and reaffirmed its intention to vote its True North shares against the transaction.

          In light of the True North's Board's summary rejection of the Publicis offer, Publicis is considering all options available to it to enable the stockholders of True North to realize the full value of their investment.


     Publicis believes that the True North Board's rejection of the Publicis proposal constitutes a breach of its fiduciary duties to the True North Shareholders. Without seriously considering Publicis' proposal, the True North Board has decided to move forward with the Bozell Merger. The points listed in True North's November 17, 1997 letter to Publicis demonstrate that, rather than give serious and honest consideration to Publicis' proposal, the True North Board summarily dismissed the proposal:



     - THE TRUE NORTH BOARD'S REAFFIRMATION OF ITS DESIRE TO PURSUE THE BOZELL MERGER "BECAUSE [THEY] FEEL IT IS IN THE BEST INTERESTS OF SHAREHOLDERS" IGNORES WHAT PUBLICIS BELIEVES ARE THE STRATEGIC IMPERATIVES OF THE ADVERTISING BUSINESS BY BOLSTERING AN ALREADY STRONG U.S. PRESENCE. True North's "long-stated objective" is to acquire a "global agency brand network" to allow True North to "better compete for worldwide accounts of global advertising clients". Publicis agrees that True North needs to make such an acquisition in order to serve today's global marketers with a competitive worldwide network that can deliver the full range of services that international clients expect. The Bozell Merger does nothing to achieve this "long-stated" goal.


     - THE TRUE NORTH BOARD'S INABILITY TO UNDERSTAND THE TERMS OF THE PUBLICIS PROPOSAL IS NOT SURPRISING GIVEN THE FACT THAT TRUE NORTH HAS REFUSED TO MEET WITH PUBLICIS AND ITS ADVISORS TO DISCUSS THE PROPOSAL. How can the True North Board conclude that the Publicis offer is "not materially different from other strategic alternatives which the Board has explicitly considered and turned down in the past" when it refuses to allow Publicis to clarify its proposal in face-to-face meetings?

     - THE ISSUE OF THE "DECADE OF DIFFICULTIES BETWEEN OUR TWO COMPANIES" IS ONE THAT PUBLICIS IS READY, WILLING AND ABLE TO PUT ASIDE IN ORDER TO CREATE A COMPETITIVE GLOBAL AGENCY THAT WILL MAXIMIZE VALUE FOR THE OWNERS OF BOTH COMPANIES. Publicis does not believe that any of the disagreements the parties have had in the past will persist after the consummation of the Proposed Publicis Combination. Quite to the contrary, Publicis believes that the Proposed Publicis Combination will be greeted with enthusiasm by existing clients and key employees of Publicis and Foote, Cone & Belding, True North's principal operating unit, who will be among the many beneficiaries of the new global network. Despite the differences between the Publicis and True North senior management, Publicis believes that its relations with operational and creative personnel at Foote, Cone & Belding have always been excellent.


     - THE TRUE NORTH BOARD'S CONCLUSION THAT THE PUBLICIS PROPOSAL DOES NOT PROVIDE A BASIS WHICH WOULD ALLOW TRUE NORTH, IN KEEPING WITH ITS CONTRACTUAL OBLIGATIONS TO BOZELL, TO ENGAGE IN DISCUSSIONS APPEARS TO CONTRADICT FUNDAMENTAL PRINCIPLES OF FIDUCIARY RESPONSIBILITY UNDER DELAWARE LAW. Publicis believes that certain provisions of the Bozell Merger Agreement limiting True North's ability to discuss the Publicis proposal with Publicis are highly unusual and not enforceable under applicable law and is seeking to invalidate such provisions. Even if the provisions of the Bozell Merger Agreement were held to be enforceable as a matter of Delaware law, by opposing the Bozell Merger, the True North Shareholders are free to repudiate the Bozell Merger Agreement and thereby permit the True North Board to enter into negotiations with Publicis.

     - THE TRUE NORTH BOARD'S STATED CONCERN THAT THE PUBLICIS PROPOSAL "WOULD REQUIRE SIGNIFICANT DISCUSSION AND TIME TO DEFINE AND EXECUTE, THEREBY SIGNIFICANTLY JEOPARDIZING OUR TIMETABLE FOR OTHER CONSIDERATIONS" IS WITHOUT ANY BASIS IN FACT. Publicis was prepared to move immediately and expeditiously to finalize the terms of a negotiated business combination between True North and Publicis and is now prepared to consummate expeditiously the Offer and the Proposed Publicis Combination. True North's assertion that an unspecified "timetable" for supposed "other considerations" would be jeopardized does not ring true.



     On November 21, 1997, William D. Perez, the President and Chief Executive Officer of S.C. Johnson & Son, Inc. (a privately-held consumer products company and a client of both True North and Publicis), wrote a letter to Maurice Levy concerning Publicis' November 10, 1997 proposal. In his letter, Mr. Perez expressed support for senior management of True North and advised Mr. Levy that the S.C. Johnson account might not stay with True North following a change of control of True North. On November 26, 1997, Mr. Levy responded to Mr. Perez's letter by explaining the position that Publicis had taken with respect to the Bozell Merger and by setting forth the reasons for Publicis' November 10, 1997 proposal.


     On December 3, 1997, Publicis received a letter from the Company requesting that, pursuant to the May 1997 Agreements, Publicis support the Bozell Merger and refrain from taking actions against it. Publicis does not believe that the May 1997 Agreements require Publicis to support the Bozell Merger or refrain from taking actions against it.


     Also on December 3, 1997, the Board of Directors of Publicis approved the terms of the Offer and the Proposed Publicis Combination. On the morning of December 4, 1997, Maurice Levy placed calls to each of Bruce Mason and Richard Braddock to inform them of the Offer and the Proposed Publicis Combination. Also, on December 4, 1997, Publicis sent the following letter to the True North
Board:


     Board of Directors
     True North Communications Inc.
     101 East Erie Street
     Chicago, Illinois 60611
     USA

     Members of the Board:

          As you know, on November 10, 1997, I wrote to you to propose a business combination between Publicis and True North in which each outstanding share of True North would be valued at $28. We were therefore disappointed when True North notified us on November 17 that the Board had declined Publicis' invitation to discuss the transaction.

          Since that date, True North's Proxy Statement/Prospectus with respect to the pending merger with Bozell has been made public. The information set forth in that document confirms our strong conviction that the Bozell transaction is contrary to the interests of True North's stockholders. Publicis' view that the Bozell merger does nothing to address True North's strategic imperatives has only been compounded by your recent disclosure of the financial aspects of the Bozell deal. Not only does the acquisition magnify True North's international weaknesses, but it does so at a price that is far in excess of any reasonable valuations of Bozell's businesses.

          After an intensive review of True North, we have concluded that the financial and strategic imperatives of combining our two companies are too compelling to ignore. Accordingly, I am writing to inform you of Publicis' intention to commence an all-cash tender offer for 9,619,904 shares of True North stock at a price of $28 per share. We believe that this represents an exceptionally attractive opportunity for your share owners--specifically, our all-cash offer represents a 20% premium over the price of the True North stock on the day prior to the announcement of our $28 proposal.

          After consummation of the tender offer, Publicis and its affiliates would be the beneficial owners of a majority of the issued and outstanding True North shares. Publicis would then consummate a business combination with True North in which Publicis' worldwide advertising network would be combined with True North's.

          In the combination of our two businesses, True North would become the owner of all of Publicis' advertising-related assets and the proposed transaction would effectively consolidate the True North and Publicis agency networks under True North's control. Following consummation of those transactions, the True North common stock would continue to be outstanding and listed on the New York Stock Exchange. In exchange for the transfer of Publicis' businesses to True North, True North would issue to Publicis additional shares. In the proposed transaction, Publicis' businesses would be transferred to True North at a valuation for such businesses which would yield an estimated post-transaction value of $28 per True North share.

          The transaction we propose represents a unique opportunity to build a combined enterprise capable of delivering the worldwide services that today's global marketers demand. Together, our businesses would have annual revenue of over $1.2 billion and would have operations in 77 countries around the world. The fit between our two companies is perfect, and we at Publicis have nothing but the highest respect for the senior agency personnel and other creative staff at the True North agencies, the vast majority of whom we intend to retain following consummation of the transaction.

          Our offer is not subject to any financing contingencies. The offer is, of course, subject to the termination of the Bozell Merger Agreement in accordance with its terms. Publicis intends to solicit proxies against the Bozell merger and has today filed with the SEC preliminary proxy materials in opposition to your pending transaction. We are committed to maximizing the value of the stockholders' investment in True North. Therefore, even if you refuse to consider our offer, we intend to demand that the Board solicit competing proposals for the sale of True North. Publicis is prepared to participate in such an auction by making an offer for the company at least equal in value to our current proposal. If a competing bidder makes an offer for True North at better terms than those of our final bid, Publicis intends to support such an offer.

          We are convinced that a merger of Publicis' and True North's businesses makes compelling strategic and financial sense for both our companies and our respective stockholders, clients and employees. We are willing to negotiate an agreement, and as I have previously indicated, I am ready to meet with you at any time to present our plans and to discuss all aspects of our proposal.

     Sincerely,

     Maurice Levy

          On December 5, 1997, True North moved in the District Court for a temporary restraining order enjoining Publicis from commencing the Offer and from soliciting the Shareholders to vote against the Bozell Merger. On December 8, 1997, Publicis sent the following letter to the True North Board:


        Board of Directors
        True North Communications Inc.
        101 East Erie Street
        Chicago, Illinois 60611
        USA

        Members of the Board:



             As you know, I wrote to the Board on November 10, 1997 to propose a business combination between Publicis and True North in which each outstanding share of True North would be valued at $28. After being notified by True North that the Board had declined our invitation to discuss the transaction and after analyzing the information set forth in True North's Proxy Statement/Prospectus relating to the pending Bozell merger, we decided to take our proposal directly to True North stockholders by announcing our intention to commence a tender offer for 9,619,904 True North shares at a price of $28 per share in cash and by opposing the pending Bozell merger at the special meeting of True North stockholders.


             Through the tender offer and the solicitation of revocations and conditional proxies in opposition to the Bozell merger, we are seeking to give True North stockholders the opportunity to decide for themselves whether they wish to receive a premium for their True North shares or pay a premium for Bozell. While Publicis has been going to great lengths to give True North stockholders this opportunity to evaluate and choose, True North has been going to even greater lengths to deny True North stockholders this choice.


             On December 5, 1997, True North publicly released a letter addressed to its stockholders that stated, in part, that "[y]our Board will carefully consider Publicis' offer and report its recommendation to True North stockholders" and that "you are urged not to act hastily with respect to your investment in True North, but to await the findings and conclusions of your Board to ensure that your decision is fully informed." The letter concluded by stating that "[w]e will endeavor to keep you informed promptly of further significant developments in this matter." At the same time that it was publicly announcing its commitment to consider Publicis' offer and to keep its stockholders promptly informed, True North without disclosure to its stockholders was seeking on an expedited basis a Federal court order enjoining the Publicis tender offer and solicitation in opposition to the Bozell merger.


             Based upon the recent actions of True North management in seeking to deny its stockholders the opportunity to choose between the Publicis offer and the Bozell merger, we believe that a conflict of interest may exist between management members of the Board and True North stockholders. We therefore strongly feel that it is in the best interests of True North and its stockholders for a special committee of independent directors of True North (with separate legal and financial advisors) to be appointed and vested with the authority to negotiate with Publicis with respect to Publicis' proposal or with any other serious bidder for True North.


             As the largest stockholder of True North, Publicis believes that True North should immediately stop wasting corporate funds in its attempt to have Publicis enjoined from making its tender offer and solicitation in opposition to the Bozell merger without legitimate grounds. As you well know, the pooling provision at issue in the litigation was never intended to preclude Publicis from exercising its rights as a True North stockholder or from offering to purchase additional True North shares at a premium.


             As we have previously indicated, we stand ready to meet with you and your advisors at any time to discuss a combination of Publicis with True North. We are willing to discuss and negotiate all aspects of our offer, including price and structure. We also remain committed to maximizing True North stockholder value including, if necessary, through an auction of True North, in which we are prepared to participate.

        Sincerely,

        Maurice Levy


     True North did not respond to Publicis' December 8, 1997 letter, and on December 9, 1997, Publicis sent the following letter to the True North Board:

     Board of Directors
     True North Communications Inc.
     101 East Erie Street
     Chicago, Illinois 60611
     USA

     Members of the Board:


          I am writing to communicate directly to each of you Publicis' deep offense at your attorneys' argument in court yesterday that the pooling agreement gives True North a blank check to force Publicis to "support" the Bozell deal.


          It is ludicrous to believe or take the position that Publicis would commit itself to supporting a transaction that it has opposed since even before the February 1997 Memorandum of Understanding. As we have said for a long time, the deal fails to address True North's basic strategic weakness, which is its lack of any significant international presence, and comes at a very high price to True North.


          If True North succeeds in denying its stockholders the opportunity to decide for themselves whether they wish to receive a premium for their True North shares or pay a premium for Bozell, we intend to make certain that the True North Board is held accountable for its breaches of fiduciary duty if, as we expect, the Bozell deal proves to be a very costly failure.


          Despite our past differences and the recent courtroom events, we continue to stand ready to meet with you and your advisors at any time to discuss a combination of Publicis with True North. As we stated in our December 8 letter to the Board, we are willing to discuss and negotiate all aspects of our offer, including price and structure, and remain committed to maximizing True North stockholder value including, if necessary, through an auction of True North, in which we are prepared to participate.

     Sincerely,

     Maurice Levy


     On December 10, 1997 the District Court issued a Preliminary Injunction Order, granting True North's request for a temporary restraining order. See "CERTAIN LITIGATION."

     Publicis was prevented by the District Court's order from commencing the Initial Offer within five business days of its announcement as required by statute, and on December 10, 1997, Publicis issued the following press release:


                      Publicis Announces Withdrawal of Its
                       Tender Offer for True North Shares


          Paris, December 10, 1997 -- Publicis S.A. announced today that, as result of today's order by U.S. District Judge Joan Gottschall enjoining it from making or continuing any tender offer for True North, it is withdrawing its previously announced tender offer for 9,619,904 shares of common stock of True North Communications Inc. Publicis stated that it intends to seek an emergency appeal and a stay of the preliminary injunction pending the appeal. A hearing on Publicis' motion to enjoin the proposed merger between True North and Bozell, Jacobs, Kenyon & Eckhardt has been scheduled for December 18, 1997. Publicis further stated that, pending the outcome of these court proceedings, it is considering all of its options in connection with its proposal for a business combination with True North.


     Also on December 10, 1997, True North sent the following letter to
Publicis:


     Mr. Maurice Levy
     Publicis S.A. and Publicis Communication
     133, avenue des Champs-Elysees
     75380 Paris Cedex 08
     FRANCE

     Dear Maurice:

          By now you should be absorbing the full significance of our victory in obtaining a preliminary injunction. You are also, no doubt, contemplating whether or not you wish to continue to expend time, energy and money on trying to figure out how you might circumvent the judge's ruling, appealing that ruling or (in the unlikely event that the ruling is overturned), pursuing your campaign of disruption.


          As you ponder these matters, you and your boards should know that:

          - The True North Board is fully united in its determination to publicly reject the offer described in your December 4 letter, when and if you are ever allowed to make it. This view is based upon our board's conclusions, after careful consideration in two separate meetings with the benefit of financial and legal advice, that

             - We believe that the Bozell deal would yield more in value than the Publicis offer, and the acquisition of Bozell allows us to realize our long-standing strategic vision for a multi-brand architecture.

             - We believe that a proper takeover premium for True North, even without Bozell, would yield more than $28 and have a written "inadequacy opinion" from Morgan Stanley to that effect.

             - We believe that the offer you attempted to make is best
               understood as a conditional, partial offer for up to 38% of our stock followed by an indefinitely valued second step transaction in which no additional consideration will flow directly to our shareholders. Even before the second step is completed, True North's public shareholders would become minority holders of a Publicis subsidiary. We believe the "blended value" to our shareholders of these two steps would likely be less then $28.

             - As fiduciaries, we have grave concerns about delivering
               control to Publicis of our company if it were to have a continuing public minority.

          - You are seriously mistaken in your belief that your relationship problems are limited to senior management at the holding company level. Your ten years of disruptive antics, which have reached a crescendo in the past few weeks, have alienated key people throughout the organization. Indeed, the seven-member board of FCB management, our principal operating subsidiary, fully supports the decision of True North Board to reject the offer you attempted to make.

          - We vehemently disagree with your assertion that True North lacks the global capacity to serve multinational clients. In short, we don't need Publicis for strategic reasons.

          - Our response to your contract breaches will not be limited to an injunction. We will press for a recovery of full compensatory damages -- as well as punitive damages. Further, to the extent that Publicis Communication, in which we are a 26.5% shareholder, bears any expense or loss, we will seek damages from PSA and personally from the Publicis Communication directors who are responsible for that loss.

          - In fact, you will put Publicis and its directors, individually, into greater financial risk if the Bozell deal doesn't go forward on account of your breaches before the judge ruled. In that instance, the measure of damages to True North and to Bozell would expand dramatically.

     Finally we wish to acknowledge receipt of additional correspondence from you dated December 8 and 9, 1997. At the present time, those letters seem moot. However, for the record, we should note that we disagree with your various assertions.

     Sincerely,

     Bruce Mason
     Richard S. Braddock


     On December 15, 1997, the United States Court of Appeals for the Seventh Circuit vacated the District Court's Preliminary Injunction Order, allowing Publicis to announce its renewed intention to commence, and to commence, the Offer and to solicit your revocations and conditional proxies in opposition to the Bozell Merger. See "CERTAIN LITIGATION." By commencing the Offer and solicitations of revocations and conditional proxies, Publicis will turn the decision regarding the relative merits of the Bozell Merger and the Proposed Publicis Combination over to the Shareholders of the Company.


     YOU HAVE A SAY IN REALIZING THE FULL VALUE OF YOUR INVESTMENT IN TRUE
           NORTH AND IN DETERMINING TRUE NORTH'S STRATEGIC DIRECTION.


EXERCISE YOUR RIGHT TO SEND THE TRUE NORTH BOARD A MESSAGE THAT IT SHOULD ALLOW
   THE SHAREHOLDERS TO TAKE ADVANTAGE OF THE OFFER AND THE PROPOSED PUBLICIS COMBINATION OR, IN THE ALTERNATIVE, THE SALE OF THE COMPANY TO THE HIGHEST
                                    BIDDER.


           OPPOSE THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS.

                THE OFFER AND THE PROPOSED PUBLICIS COMBINATION


     Since the inception of the parties' joint venture in 1989, Publicis has believed that the combination of True North and Publicis would represent a strong, dynamic and strategic force in the U.S. and international markets. In November 1995, Maurice Levy, the Chief Executive Officer of Publicis, made a presentation to the True North Board in which he described in detail the significant benefits of combining the two companies. Publicis continues to believe that a combination between Publicis and True North is in the best interests of both True North's and Publicis' stockholders and their respective clients and employees. Publicis' November 10, 1997 letter to the True North Board sought to initiate discussions with respect to a business combination between Publicis and True North (in a manner consistent with the provisions of the Bozell Merger Agreement). True North's response was to decline to meet with Publicis or its representatives.


     The purpose of the Offer is to acquire a majority of the total number of Shares outstanding on a fully diluted basis as the first step in consummating the Proposed Publicis Combination. Publicis intends, as soon as practicable following consummation of the Offer, to effect the Proposed Publicis Combination. The purpose of the Proposed Publicis Combination is to contribute to True North all of the advertising-related businesses owned directly and indirectly by Publicis in exchange for the issuance of additional Shares to Publicis, creating a combined Company to be run by the most talented executives of Publicis and True North with a powerful international presence.


     In order to effect the Proposed Publicis Combination, Publicis is seeking to negotiate a business combination with True North pursuant to which the Proposed Publicis Combination would be consummated as soon as practicable following consummation of the Offer. Publicis intends that in the Proposed Publicis Combination, (i) each Share that is issued and outstanding immediately prior to the effective time would remain outstanding (other than the 4,658,000 Shares owned by Publicis Communication, which would become treasury shares of True North and cease to be outstanding) and (ii) the issued and outstanding shares of capital stock of Publicis Communication and Publicis Worldwide (other than the shares of capital stock of Publicis Communication held by True North, which shares shall be canceled by operation of the merger) would be converted into an estimated 26,587,937 Shares of True North. Following the consummation of the transactions contemplated by the Offer and the Proposed Publicis Combination, Publicis estimates that it would own approximately 71.8% of the outstanding Shares on a fully diluted basis, with the remaining 28.2% of the Shares being owned by the other Shareholders immediately prior to the effective time of the Proposed Publicis Combination. Following the consummation of the Proposed Publicis Combination, Publicis expects that the Shares would continue to be listed on the New York Stock Exchange, Inc. The exchange ratio for the Shares to be issued to Publicis in the Proposed Publicis Combination has been set with the intention of yielding a post-merger common equity valuation of True North of $28 per Share.


     The strategic purpose of the Proposed Publicis Combination is to consolidate True North's and Publicis' worldwide advertising agency networks within one corporate structure under the general control of one management.

CONDITIONS TO THE OFFER


     The Offer is conditioned, among other things, upon the following:



     The Minimum Condition. Consummation of the Offer is conditioned (the "Minimum Condition") upon there being validly tendered and not withdrawn prior to the Expiration Date Shares, together with the Shares owned by Publicis, representing a majority of the total number of outstanding Shares on a fully diluted basis (assuming the exercise or conversion, as applicable, of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue).



     According to the True North Proxy, at November 18, 1997, 25,271,533 Shares were outstanding and, as of September 1, 1997, 3,227,278 Shares were reserved for issuance upon the exercise of outstanding options. Publicis Communication owns 4,658,000 Shares.



     Based on the foregoing and assuming no additional options or rights exerciseable for, or securities convertible into, Shares have been issued since September 1, 1997 and no additional Shares have been issued since November 18, 1997 (other than Shares issued pursuant to the exercise of options issued on or before September 1, 1997), Publicis believes that the Minimum Condition would be satisfied if at least 9,619,904 Shares were validly tendered and not withdrawn prior to the Expiration Date.



     Definitive Agreement Condition. Consummation of the Offer is conditioned upon the Company entering into a definitive agreement with Publicis S.A., Publicis Communication and Publicis Worldwide that would provide for the Proposed Publicis Combination (the "Definitive Agreement Condition").



     Publicis currently intends to extend the Offer from time to time until the Definitive Agreement Condition is satisfied or Publicis determines, in its sole discretion, that such condition is not reasonably likely to be satisfied under the then current circumstances. Publicis may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1998 annual meeting of stockholders seeking to remove the current members of True North's Board and elect a new slate of directors designated by Publicis.



     The Rights Condition. Consummation of the Offer is conditioned upon the Rights having been redeemed by the True North Board or Publicis being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Publicis Combination (the "Rights Condition").



     Publicis believes that, pursuant to the Rights Agreement, unless extended by the True North Board in accordance with the Rights Agreement, the Distribution Date will occur on December 18, 1997 as a result of Publicis' public announcement on December 4, 1997 of its intention to commence the Initial Offer. See "BACKGROUND AND RECENT EVENTS."



     The Section 203 Condition. Consummation of the offer is conditioned upon Publicis being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law (the "Delaware Law") has been complied with in connection with the Offer and the Proposed Publicis Combination or is inapplicable to Publicis in connection with the Offer and the Proposed Publicis Combination (the "Section 203 Condition").



     Section 203 of the Delaware Law provides that a Delaware corporation such as the Company may not engage in any "Business Combination" (defined to include a variety of transactions, including a merger) with any "Interested Stockholder" (defined generally as a person that directly or indirectly beneficially owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder became an Interested Stockholder, unless (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by persons who are directors and also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder.



     While Publicis believes that Section 203 of the Delaware Law may be inapplicable to the Offer and the Proposed Publicis Combination, Publicis has requested that the True North Board adopt a resolution approving the Offer and the Proposed Publicis Combination for purposes of Section 203 of the Delaware Law. However, there can be no assurance that the True North Board will do so.



     The Section 203 Condition would be satisfied if Publicis, in its sole discretion, were to conclude that the restrictions of Section 203 of the Delaware Law were inapplicable to Publicis in connection with the Offer and the Proposed Publicis Combination for any reason, including, without limitation, those specified in Section 203. The Section 203 Condition also would be satisfied if the Board approved the Offer and the Proposed

Publicis Combination prior to consummation of the Offer, or if, upon consummation of the Offer, Publicis owned at least 85% of the total voting stock of the Company outstanding at the time the transaction commenced. Publicis does not currently intend to purchase 85% or more of the total voting stock of the Company outstanding prior to the Proposed Publicis Combination.


     The No Impediments Condition. Consummation of the Offer is conditioned upon the Bozell Merger Agreement having been terminated without any payments by or penalties to the Company (other than the breakup fee as set forth in the Bozell Merger Agreement) and the Company not having entered into or effectuated any new or amended agreements with Bozell or any other person or entity having the effect of impairing the ability of Publicis to consummate the Offer or the Proposed Publicis Combination or otherwise diminishing the expected economic value to Publicis of Shares purchased in the Offer or the Proposed Publicis Combination (the "No Impediments Condition").



     The Offer is also subject to other terms and conditions which are described in the Offer to Purchase, copies of which are available from MacKenzie at the address and telephone numbers set forth on the back cover of this Solicitation Statement. Publicis urges you to obtain a copy of and review the Offer to Purchase and other Offer documents.


     The timing of consummation of the Offer and the Proposed Publicis Combination will depend on a variety of factors and legal requirements, the actions of the True North Board, and whether the Minimum Condition, the Definitive Agreement Condition, the Rights Condition, the Section 203 Condition and the No Impediments Condition are satisfied or waived. A vote of the Shareholders will also be required to approve the issuance of Shares in connection with the Proposed Publicis Combination.


     Publicis is committed to giving all the Shareholders the opportunity to receive the consideration for their Shares contemplated by the Offer and the Proposed Publicis Combination. As True North's largest Shareholder, Publicis is also committed to maximizing the value of the Shareholders' investment in the Company. Therefore, even if the Offer and the Proposed Publicis Combination cannot be consummated because the True North Board refuses to meet with or negotiate with Publicis, Publicis intends to demand that the True North Board solicit competing proposals to acquire True North. Publicis currently intends (if the Offer and the Proposed Publicis Combination are not consummated) to participate in such an auction for True North by making an offer for the Company at least equal in value to that contemplated by the Offer and the Proposed Publicis Combination. Additionally, if another bidder in such an auction makes an offer for True North with superior terms to those of Publicis' final offer for the Company, Publicis intends to actively support such an offer.


     In the event that the True North Board refuses to pursue such an auction, Publicis may solicit proxies in opposition to the True North Board at the annual meeting of stockholders of True North to be held in 1998.

                               CERTAIN LITIGATION


     On November 26, 1997, Publicis commenced a lawsuit against True North and its directors in the United States District Court for Northern Illinois (the "District Court") for breach of their fiduciary obligations: (i) by interfering with the Shareholders' franchise in setting a record date for True North's Special Meeting to approve the Bozell Merger without giving adequate prior notice to the Shareholders; (ii) for the directors' failure to reasonably inform themselves and to maximize shareholder value; (iii) for the directors' failure to place the shareholders' interests ahead of their own; and (iv) for True North's unreasonable and disproportional response to Publicis' merger proposal to True North. Publicis seeks preliminary and permanent injunctive relief and damages. Publicis also has filed a motion for a preliminary injunction and expedited discovery. The court has not yet ruled on Publicis' motion.



     On December 3, 1997, True North filed an answer to the complaint filed by Publicis in the District Court. In addition, True North filed a counterclaim (the "Counterclaim") against Publicis, Publicis S.A. and Maurice Levy, the President and Chief Executive Officer of Publicis S.A. The Counterclaim alleges that Publicis S.A.'s publication of its November 10, 1997 letter to True North and Publicis S.A.'s related comments are false and misleading in violation of the federal proxy rules. The Counterclaim states, among other things: "Publicis' supposed proposal to acquire True North is nothing more than a ruse designed to interfere with the proposed Bozell acquisition and to mislead True North's shareholders. Publicis has indicated . . . that the 'combination' Publicis referred to in the November 10, 1997 letter was in actuality an acquisition of Publicis by True North."



     The Counterclaim also alleges that Publicis, Publicis S.A. and Mr. Levy tortiously interfered with the exercise by one or more of True North's directors of their fiduciary duties, breached the May 1997 Agreements, and tortiously interfered with the current and expected business relationship between True North and Bozell. The Counterclaim states: "Though Publicis has publicly stated that it is opposing the True North-Bozell transaction in the interests of shareholder value, its actions have not been consistent with the best interests of an open shareholder vote. Its real intention is to block the True
North-Bozell transaction by any means . . . ." The Counterclaim seeks an order for corrective disclosures, injunctive relief, compensatory and punitive damages and reimbursement of court costs and attorneys' fees.



     Also on December 3, 1997, True North served Publicis with a notice of True North's initiation of arbitration based on its allegation that Publicis breached one of the May 1997 Agreements. The notice states that True North will seek an injunction preventing Publicis from proceeding with its offer proposed on November 10, 1997 and other relief similar to the relief requested in connection with True North's counterclaims.



     On December 5, 1997, True North moved for a temporary restraining order from the District Court enjoining Publicis from engaging in any conduct that is not in support of the Bozell Merger (other than voting against the Bozell Merger) including by commencing the Initial Offer and by soliciting the Shareholders to vote against the Bozell Merger.


     Publicis believes that True North's counterclaims and arbitration claims described above are baseless and intends to vigorously defend against them.


     On December 10, 1997, the District Court ruled in favor of True North on its motion for injunctive relief upon a finding that one of the May 1997 Agreements -- titled "Pooling Agreement" (the "Pooling Agreement") -- prohibits Publicis from taking actions that do not "support" the Bozell Merger (other than voting against the Bozell Merger) including making the Initial Offer and soliciting revocations and conditional proxies in opposition to the Bozell Merger. Accordingly, the District Court preliminarily enjoined Publicis, Publicis S.A., Mr. Levy and their respective officers, agents and employees from announcing, commencing or further proceeding with any tender offer for True North Common Stock; soliciting, contacting or otherwise communicating in any way with any record or beneficial holder of True North Common Stock, by means of soliciting proxies or otherwise, to urge Shareholders to vote against the Bozell Merger and the Related Merger Proposals or to urge Shareholders not to vote on the Bozell Merger and the Related Merger Proposals; or inducing, assisting or encouraging third parties to take actions in opposition to the Bozell Merger.



     On December 11, 1997, Publicis was granted leave by the District Court to file and filed a supplemental and amended complaint (the "Amended Complaint"). In addition to restating the allegations in the initial complaint, the Amended Complaint asserts, among other things, misrepresentations and omissions in the True North Proxy. The Amended Complaint also seeks to force True North to redeem the Rights Agreement or to amend the Rights Agreement so that it is not triggered by the Offer. The Amended Complaint alleges, among other things, that the True North Proxy does not provide information about certain offers received or combinations discussed that would allow True North stockholders to compare the Publicis proposals and the Bozell Merger with prior offers or proposed combinations. The Amended Complaint also alleges that the True North Proxy suggests that the "Other Interested Party's" proposed transaction was of less value to the Shareholders than the Bozell Merger by stating that the closing price of True North Common Stock on November 25, 1997, the day before the date of the True North Proxy, was above the "Other Interested Party's" final tentative offering price but fails to disclose to True North stockholders that "the price on November 25, 1997 reflected the $2.63 jump in True North's share value on November 17, 1997, when Publicis disclosed its proposed offer."



     The Amended Complaint further alleges that a letter included in the True North Proxy dated December 2, 1997 originally directed to the Shareholders who are also True North employees "erroneously states that 'Publicis withh[eld] some obligatory financial documentation [from True North],' and blames Publicis for causing an alleged delay in obtaining SEC approval of True North's proxy solicitation materials." According to the Amended Complaint, (i) True North did not ask Publicis for "financial documentation," such as financial statements, but for a statement from its accountants as to which standards had been applied to certain financial statements of Publicis, and (ii) Publicis did not withhold anything, but requested its accountants to comply. The Amended Complaint also alleges that any delay in the Securities and Exchange Commission declaring True North's proxy materials effective was not caused by Publicis' purported delay in providing the accountants' statements requested by True North.



     Finally, the Amended Complaint alleges that True North has tried to mislead the Shareholders into believing that the results of the proxy solicitation, and the Bozell Merger, are a forgone conclusion. In particular, the Amended Complaint complains of statements allegedly made by Bruce Mason, Chairman and Chief Executive Officer of True North, on the CNBC network's "Power Lunch" program to the effect that True North expected the Bozell Merger to be completed by December 31, 1997 (which would be possible only if True North stockholders were to approve the Bozell Merger at the Special Meeting) and in an interview to the Paris daily newspaper Le Figaro, in which Mr. Mason allegedly predicted that the Bozell Merger was a near certainty, stating that True North and Bozell "are going to constitute" a very powerful combination. Discovery has commenced with respect to the Counterclaims but the District Court has not ruled on the matter.



     On December 15, 1997, the United States Court of Appeals for the Seventh Circuit vacated the District Court's Preliminary Injunction Order, holding that the Preliminary Injunction Order had been issued in violation of a provision of the Pooling Agreement that requires disputes concerning this agreement to be decided solely in courts located in Delaware.


                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Solicitation Statement, including any forecasts, projections and descriptions of anticipated synergies referred to therein, including any statements contained herein regarding the development or possible assumed future results of operations of Publicis' businesses, the markets for Publicis' services and products, anticipated expenditures, regulatory developments and the effects of the Publicis Offer and the Proposed Publicis Combination, any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," or similar expressions, and other statements contained or incorporated by reference herein regarding matters that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Publicis or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Publicis undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                         CERTAIN INFORMATION CONCERNING
                        PUBLICIS AND OTHER PARTICIPANTS
                              IN THE SOLICITATION

     Publicis S.A. is a French societe anonyme with principal executive offices at 133 Champs-Elysees, 75380 Paris, France. Publicis owns beneficially 4,658,000 Shares, representing approximately 18.4% of the 25,271,533 Shares outstanding as of November 18, 1997, as reported in the True North Proxy. Certain information about the directors and executive officers of Publicis and certain other persons who may solicit proxies from the Shareholders is set forth in Schedule I attached hereto. No officer of Publicis owns any Shares.

     Except as set forth in this Solicitation Statement or in the Schedules hereto, to the best knowledge of Publicis, none of Publicis, any of the persons participating in this solicitation on behalf of Publicis, or any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year, (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party, (viii) knows of any currently proposed transaction, or series of similar transactions, to which Publicis or any other participant is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective associates had, or will have, a direct or indirect material interest or (ix) has been convicted during the last ten years in a criminal proceeding (excluding traffic violations or other similar misdemeanors). In addition, except as set forth in this Solicitation Statement or in the Schedules hereto, to the best knowledge of Publicis, none of Publicis, any of the persons participating in this solicitation on behalf of Publicis, or any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

               ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE
         SECURITIES OF THE COMPANY TO WHICH PUBLICIS IS AND HAS BEEN A
                           PARTY WITHIN THE PAST YEAR

     In 1989, Publicis and True North formed a joint venture in which the two companies combined certain of their European operations. As part of the formation of the joint venture, the parties also became shareholders of one another. Publicis Communication became a 20% shareholder of True North, and True North became a 26% shareholder of Publicis Communication.

     In the years following the formation of the Publicis/True North joint venture, the parties had significant disagreements concerning the nature and scope of their joint efforts. In February 1997, True North and Publicis announced a settlement of their disputes, and on May 19, 1997, the parties signed a series of agreements (the "May 1997 Agreements") which unwound their European joint venture. After consummation of the transactions contemplated by the May 1997 Agreements, Publicis Communication remained an 18.5% owner of True North, and True North became a 26.5% owner of Publicis Communication.

     The May 1997 Agreements contain certain provisions and understandings between the parties concerning their cross-shareholdings and certain other matters of common interest. Pursuant to the May 1997 Agreements, Publicis transferred its ownership of certain agencies in France, the United Kingdom, Portugal and Greece to True North. In exchange, True North transferred its ownership of 49% of the parties' joint venture to Publicis for an additional equity stake in Publicis Communication, which raised its ownership of Publicis Communication to 26.5%. In addition, True North transferred to Publicis its ownership of certain agencies in Germany, Australia and New Zealand and entered into certain other agreements with respect to agencies in India, Thailand and Argentina. The May 1997 Agreements also address other relationships between the parties, including, but not limited to: certain put, call and sale arrangements with respect to True North's equity stake in Publicis Communication; the parties' rights, under certain circumstances, to maintain their percentage equity ownership of the other party; certain financial reporting requirements of each of the parties; the ownership and use of the respective companies' agency brand names; the servicing of clients of one party by the other in certain specified markets; and the rights of each party to have a member on the board of directors of the other party under certain circumstances.

     The May 1997 Agreements also required Publicis to deliver to True North a customary "affiliate letter" with respect to pooling of interests accounting treatment for the Bozell Merger. On October 17, 1997, Publicis delivered its affiliate letter to True North. The affiliate letter delivered by Publicis provides that, among other things, Publicis will not sell, transfer or otherwise dispose of, or reduce its risk with respect to, the Shares owned by it for a specified period prior to and following consummation of the Bozell Merger. Publicis may withdraw such letter if a majority vote of the outstanding Shares in favor of the Bozell Merger is not obtained within 60 days of November 26, 1997. If the Bozell Merger is not approved by January 25, 1998 or if the vote obtained at the Special Meeting is less than a majority of the outstanding Shares, Publicis currently intends to withdraw its affiliate letter. In the event the Bozell Merger is approved by less than a majority of the outstanding Shares and True North nonetheless seeks to effect the Bozell Merger, Publicis will reassess its investment in True North. Because Publicis believes that consummation of the Bozell Merger will diminish the value of the surviving company, Publicis may sell its Shares. Certain actions which Publicis might take in this regard could have the effect of precluding the use of "pooling-of-interests" accounting treatment for the Bozell Merger. Such actions include a sale, transfer or other disposition of, or other reduction of its risk with respect to, all or part of the Shares then owned by Publicis. If True North is required to treat the Bozell Merger as a purchase for accounting purposes, Publicis believes that the resulting goodwill charge would substantially dilute True North's earnings per Share even if True North achieves the pro forma financial projections set forth in the True North Proxy.

                                 VOTING RIGHTS

     According to the True North Proxy, at November 18, 1997, 25,271,533 Shares were outstanding and entitled to vote. Publicis believes that the only outstanding class of securities of the Company entitled to vote at the Special Meeting are the Shares. Each Share is entitled to one vote. Only holders of record as of the close of business on November 18, 1997 will be entitled to vote at the Special Meeting.

                              GENERAL INFORMATION


     This Solicitation Statement is first being made available to Shareholders on or about December 16, 1997. Once our preliminary materials are cleared by the Commission, GOLD revocation and conditional proxies will be solicited by mail, advertisement, telephone, telecopier and in person. Solicitation will be made by Maurice Levy, Jean-Paul Morin, and Seth Goldschlager, respectively, the President, Chief Financial Officer and Corporate Communications Director of Publicis, none of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. Publicis has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Publicis will reimburse these record holders for their reasonable out-of-pocket expenses. Publicis does not currently intend to seek reimbursement of its expenses from the Company.


     In addition, Publicis has retained MacKenzie to solicit proxies in connection with the Special Meeting for which MacKenzie will be paid a fee of
approximately $          and will be reimbursed for its reasonable expenses.
MacKenzie will employ approximately      people in its efforts. Costs incidental
to this solicitation include expenditures for printing, postage, legal and
related expenses and are expected to be approximately           . The total
costs incurred to date in connection with this solicitation are not in excess of
$          .

     Publicis has also retained Lazard Freres & Co. LLC and its affiliates ("Lazard") to provide certain financial advisory services to Publicis. Publicis has paid and is obligated to pay to Lazard a quarterly advisory fee of FFR 500,000, which increased to FFR 1,000,000 commencing in October 1997. In connection with Lazard's engagement as financial advisor, Publicis anticipates that certain employees of Lazard may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are True North stockholders for the purpose of assisting in this proxy solicitation. Lazard will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above.


                CERTAIN OTHER INFORMATION REGARDING THE COMPANY


     Shareholders are referred to the True North Proxy with respect to other information related to beneficial ownership of the Company's securities, including dissenters' rights of appraisal, procedures for submitting stockholder proposals intended to be presented at the Company's 1998 annual meeting of stockholders, cumulative voting rights, if any, information regarding the beneficial ownership of the Shares, any arrangements regarding the Shares the operation of which may result in a change of control of True North and any change of control of True North that may have occurred since the beginning of True North's last fiscal year and information regarding the Company's stock option plan.


                             VOTING OF PROXY CARDS

     If the conditional proxies are used, Shares represented by properly executed GOLD revocation and conditional proxy cards will be voted at the Special Meeting as marked, and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting, including all motions for an adjournment or postponement of the Special Meeting, unless otherwise indicated in the Proxy Statement.

     Publicis is not aware of any other matters that may be presented at the Special Meeting. However, in the event of a vote on any other matters which properly come before the Special Meeting, it is intended that if the conditional proxies are used, the GOLD revocation and conditional proxy card will be voted thereon in accordance with the judgment of the person voting the proxy.

                               OTHER INFORMATION

     True North is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Website on the Internet that contains reports, proxy statements and other information (http://www.sec.gov).

     IF YOU WISH TO OPPOSE THE TRUE NORTH PROPOSALS AND VOTE IN THE DISCRETION OF THE PERSONS NAMED AS PROXIES ON ALL MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN PROMPTLY THE REVOCATION AND CONDITIONAL PROXY CARD IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                         REVOCABILITY OF SIGNED PROXIES

     A proxy executed by a holder of any Shares may be revoked at any time before its exercise by sending a written revocation of such proxy, by submitting another proxy with a later date marked on it or by appearing in person at the Special Meeting and voting. A written revocation must clearly state that the proxy to which it relates is no longer effective and must be executed and delivered prior to the time that the action authorized by the executed proxy is taken. The written revocation may be delivered either to Publicis or the Secretary of the Company.

     THE RETURN OF A SIGNED AND DATED GOLD REVOCATION AND CONDITIONAL PROXY CARD WILL FULLY REVOKE ANY PREVIOUSLY DATED PROXY YOU MAY HAVE RETURNED. THE LATEST DATED PROXY OR REVOCATION AND CONDITIONAL PROXY IS THE ONE THAT COUNTS.

     YOUR VOTE IS IMPORTANT. IT WILL HELP DECIDE WHETHER THE SHAREHOLDERS WILL HAVE A VOICE IN DETERMINING THE FUTURE OF THE COMPANY. WHEN YOU RECEIVE THE GOLD REVOCATIONS AND CONDITIONAL PROXY, PLEASE MARK, SIGN AND DATE THE GOLD REVOCATION AND CONDITIONAL PROXY CARD IN OPPOSITION TO THE BOZELL MERGER AND THE RELATED MERGER PROPOSALS AND RETURN IT PROMPTLY IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                                          PUBLICIS COMMUNICATION

     IF YOUR SHARES OF TRUE NORTH COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A PROXY WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

                                   SCHEDULE I

           INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
                PUBLICIS AND THEIR ADVISORS THAT MAY PARTICIPATE
                         IN THE SOLICITATION OF PROXIES

     The name, business address, and present principal occupation or employment of each of the directors and executive officers of Publicis and its advisors and certain other employees and representatives of Publicis that may participate in the solicitation of proxies are set forth below. Unless otherwise indicated, the principal business address of each director or executive officer of Publicis is 133 Champs-Elysees, 75380 Paris, France and the principal business address of each representative of Lazard is Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, New York 10020.

     Lazard engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Lazard may actively trade the securities of True North for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Lazard does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Solicitation Statement relates or that such Schedule 14A requires disclosure in the Solicitation Statement of certain information concerning Lazard.

            PARTICIPANT DIRECTORS AND EXECUTIVE OFFICERS OF PUBLICIS

                                                              PRESENT OFFICE OR OTHER
                     NAME                                PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------  ----------------------------------------------------
Maurice Levy..................................  President of Directoire and Chief Executive Officer
Jean-Paul Morin...............................  Secretaire General and Chief Financial Officer
Seth Goldschlager.............................  Corporate Communications Director

                                                 OFFICERS OF FINANCIAL ADVISOR THAT MAY PARTICIPATE
                                                 IN THE SOLICITATION OF REVOCATIONS AND CONDITIONAL
                                                                      PROXIES
                                                ----------------------------------------------------
Peter Ezersky.................................  Managing Director, Lazard Freres & Co. LLC
Robert Hougie.................................  Vice President, Lazard Freres & Co. LLC

                                  SCHEDULE II

     The following sets forth the name, business address and the number of Shares owned beneficially by the participants in this solicitation of proxies, or their associates. No shares are held of record but not beneficially by the participants or their associates.

                                                               NUMBER OF SHARES
                                                              BENEFICIALLY OWNED
                 NAME & BUSINESS ADDRESS                      (DECEMBER 1, 1997)     PERCENT OF SHARES
----------------------------------------------------------    ------------------     -----------------
Publicis Communication....................................       4,658,000           18.4       %
  133 Champs-Elysees
  75380 Paris, France

     Except as disclosed in this Solicitation Statement, to the best of Publicis' knowledge, none of Publicis, its directors, executive officers, or other employees or representatives named in Schedule I hereto has any interest, direct or indirect, by security holdings or otherwise, in True North.

                                  SCHEDULE III

                    TRANSACTIONS IN THE COMPANY'S SECURITIES

     No participant in this solicitation has purchased or sold securities of the Company within the past two years.

                                   IMPORTANT

     Your proxy is important. No matter how many shares you own, please give Publicis your revocation and conditional proxy AGAINST the True North Proposals by:

          MARKING the GOLD Special Meeting revocation and conditional proxy card,

          SIGNING the GOLD Special Meeting revocation and conditional proxy card,

          DATING the GOLD Special Meeting revocation and conditional proxy card and

          MAILING the GOLD Special Meeting revocation and conditional proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

     If you have already submitted a proxy to True North for the Special Meeting, you may revoke your vote and make a conditional vote AGAINST the True North Proposals by marking, signing, dating and returning the GOLD revocation and conditional proxy card for the Special Meeting, which must be dated after any proxy you may have submitted to True North. Only your latest dated proxy or revocation and conditional proxy for the Special Meeting will count at such meeting.

     If you have any question or require any additional information concerning this Solicitation Statement or the proposals by True North, please contact MacKenzie Partners, Inc. at the address and telephone number set forth below.

IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE GOLD SPECIAL MEETING REVOCATION AND CONDITIONAL PROXY CARD.

                                   IMPORTANT

Publicis urges you not to sign any proxy card sent to you by True North and, when you receive our GOLD revocation and conditional proxy card, sign, date and return it as soon as possible.

If you have any questions or need additional copies of this document, please call:

                        [MacKenzie Partners, Inc. Logo]

                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL FREE: (800) 322-2885

APPENDIX I

                                           GOLD REVOCATION AND CONDITIONAL PROXY


                         TRUE NORTH COMMUNICATIONS INC.

           WRITTEN NOTICE OF REVOCATION OF PROXY AND CONDITIONAL PROXY
                    IN CONNECTION WITH THE DECEMBER 30, 1997
                         SPECIAL MEETING OF STOCKHOLDERS

               THIS REVOCATION AND CONDITIONAL PROXY IS SOLICITED
                           BY PUBLICIS COMMUNICATION

         Each of the undersigned hereby revokes any and all prior dated and undated proxies each of the undersigned may have given with respect to the solicitation by the Board of Directors of True North Communications Inc. ("True North") in connection with the December 30, 1997 Special Meeting of Stockholders and any adjournments and postponements thereof (the "Special Meeting").

         Proper execution of this card will revoke any and all prior dated and undated proxies given by the undersigned with respect to the Special Meeting for any shares held by the undersigned in any capacity.

         Each of the undersigned hereby authorizes Daniel H. Burch and Mark H. Harnett, and each of them, with full power of substitution, to act on the undersigned's behalf, in his sole discretion, with respect to any shares of common stock of True North that the undersigned holds in any capacity, as follows: (i) to not appear for the undersigned at the Special Meeting, if the absence of the undersigned's shares may result in less than a majority of the outstanding shares of Common Stock of True North being represented at the Special Meeting, or (ii) to appear at the Special Meeting and to vote the undersigned's shares in connection with the five management proposals as follows:

         Please mark your votes as in this example. [X]

         1. Proposal to approve the Agreement and Plan of Merger ("Merger Agreement") dated as of July 30, 1997 among True North, Cherokee Acquisition Corporation, a wholly-owned subsidiary of True North ("CAC"), and Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"), and to approve the merger of CAC with and into Bozell (the "Merger"), all as described in detail in the Joint Proxy Statement/Prospectus of True North and Bozell, dated November 26, 1997:

         AGAINST                         FOR                            ABSTAIN
           [_]                           [_]                              [_]

         2. Proposal to approve the issuance of True North common stock in connection with the Merger Agreement:

         AGAINST                         FOR                            ABSTAIN
           [_]                           [_]                              [_]


         3. Proposal to amend True North's Restated Certificate of Incorporation, as amended:

         AGAINST                         FOR                            ABSTAIN
           [_]                           [_]                              [_]

         4. Proposal to elect twelve (12) directors (contingent upon consummation of the Merger): Bruce Mason, Charles D. Peebler, Jr., Richard S. Braddock, David A. Bell, Donald M. Elliman, Jr., W. Grant Gregory, Leo-Arthur Kelmenson, Richard P. Mayer, Michael E. Murphy, J. Brendan Ryan, Stephen T. Vehslage, Ali Wambold.

         INSTRUCTIONS: To withhold authority to vote for any individual nominee, strike that nominee's name from the names listed above.

                    WITHHELD                         FOR
                       [_]                           [_]


         5. Proposal to approve the True North Stock Option Plan, as amended and restated:

         AGAINST                         FOR                          ABSTAIN
           [_]                           [_]                             [_]


THIS AUTHORIZATION CONSTITUTES A PROXY IF AND ONLY IF EITHER MR. BURCH OR MR. HARNETT IS ACTUALLY PRESENT AT THE SPECIAL MEETING IN ORDER TO VOTE THE UNDERSIGNED'S SHARES. IF NEITHER MR. BURCH NOR MR. HARNETT IS PRESENT AT THE SPECIAL MEETING, THIS AUTHORIZATION SHALL NOT CONSTITUTE A PROXY TO VOTE THE UNDERSIGNED'S SHARES, AND SHALL NOT CONSTITUTE THE PRESENCE OF THE UNDERSIGNED OR THE UNDERSIGNED'S SHARES AT THE SPECIAL MEETING FOR QUORUM PURPOSES OR OTHERWISE, BUT SHALL CONTINUE TO REVOKE ANY AND ALL PRIOR PROXIES EXECUTED BY THE UNDERSIGNED.


         IF EITHER MR. BURCH OR MR. HARNETT IS PRESENT AT THE SPECIAL MEETING, THIS CONDITIONAL PROXY WILL BE VOTED IN THE MANNER MARKED HEREIN BY THE UNDERSIGNED. IF NO MARKING IS MADE AS TO ANY PROPOSAL OR ALL PROPOSALS, THIS PROXY WILL VOTED "AGAINST" WITH RESPECT TO EACH OF PROPOSALS 1, 2, 3 AND 5 AND TO "WITHHOLD" AUTHORITY FOR ALL NOMINEES WITH RESPECT TO PROPOSAL 4. THE ABOVE-NAMED PROXIES OF THE UNDERSIGNED ARE AUTHORIZED TO INITIATE AND VOTE FOR PROPOSALS TO RECESS OR ADJOURN THE SPECIAL MEETING FOR ANY REASON, INCLUDING TO ALLOW INSPECTORS TO CERTIFY THE OUTCOME OF THE SPECIAL MEETING PROPOSALS OR TO ALLOW THE SOLICITATION OF ADDITIONAL VOTES, IF NECESSARY, AGAINST THE SPECIAL MEETING PROPOSALS, AND TO VOTE, IN THEIR DISCRETION, UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE SOLICITATION STATEMENT, DATED DECEMBER 16, 1997, SOLICITING REVOCATIONS AND CONDITIONAL PROXIES FOR THE SPECIAL MEETING.


                           Date                                         , 199
                               -----------------------------------------     --
                           Signature
                                    -------------------------------------------
                           Title
                                -----------------------------------------------
                           Signature, if Held Jointly
                                                     --------------------------
                           Please sign exactly as name appears
                           hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.